Exhibit 99.1

Nano Labs Donates to Establish the “Nano bit Blockchain Research Fund” at
Peking University’s Guanghua School of Management, Supporting Innovation in Blockchain Research

HONG KONG, July 25, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced that its subsidiary, Zhejiang Nanomicro Technology Co., Ltd., has entered into a donation agreement with the Peking University Education Foundation and Guanghua School of Management (“Guanghua School”) to establish a dedicated fund (the “Fund”) supporting academic research, talent development, and institutional advancement in frontier fields including blockchain, digital finance, and the digital economy.

This initiative aligns with China’s national strategy to promote high-quality development of the digital economy and aims to empower leading academic institutions to deepen research in key technological areas and foster industry-academia collaboration and innovation.

Deepening Technology, Giving Back to Education

Nano Labs has long focused on building Web 3.0 infrastructure and is committed to advancing society through technological innovation. This donation represents a logical extension of the company’s sense of responsibility and long-term vision.

Joint Development, Reputation Protection

According to the supplementary agreement, the Fund will be named the “Nano bit Blockchain Research Fund” and will operate under Guanghua School’s established governance protocols. Nano Labs is committed to lawful and compliant operations, safeguarding the reputation of all parties involved, and ensuring the fund sustains its contribution to academic research and the creation of social value.

Technology-Driven, Value-Oriented

Dr. Jianping Kong, Chairman and CEO of Nano Labs, commented: “As a global leader in Web 3.0 solutions, Nano Labs adheres to a development philosophy of “Technology-Driven, Value-Oriented”. In the rapidly evolving digital economy, we are dedicated to collaborating with universities and research institutions to explore innovative breakthroughs and expand the frontiers of the digital era. Looking ahead, we will continue to fulfill its corporate social responsibilities and support Chinese universities in advancing research in cutting-edge science and technology, contributing technological momentum to the long-term development of a Digital China. Our motto is: ‘Technology empowers education; innovation connects the future’.”

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

* According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd
ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com